Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Silver Standard Resources Inc.
1400 - 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2	Date of Material Change

November 9, 2011

Item 3	News Release

The news release dated November 9, 2011 was disseminated through Marketwire’s Combined Canadian Timely Disclosure Network.

Item 4	Summary of Material Change

The Company announced its unaudited financial and operating results for the quarter ended September 30, 2011. The Company also disclosed a reduction of its mineral resources and reserve at the Pirquitas mine in Argentina.

Item 5	Full Description of Material Change

Please see attached news release.

5.1 Full Description of Material Change

See news release dated November 9, 2011.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Kristen Riddell, Vice President, General Counsel and Corporate Secretary
604.689.3846

Item 9	Date of Report

Dated at Vancouver, BC, this 9th day of November, 2011

November 9, 2011	News Release 11-25

SILVER STANDARD REPORTS THIRD QUARTER 2011 RESULTS AND LOWERS
PIRQUITAS MINERAL RESOURCES & RESERVE ESTIMATE

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) reported unaudited financial and operating results for the third quarter ended September 30, 2011. The Company also disclosed a reduction of its mineral resources and reserve at the Pirquitas mine in Argentina.

“Third quarter production was lower than a year ago, but now that we have addressed the issues at our Pirquitas mine we can look forward to strong, continuous production from the mine,” said John Smith, President and CEO of Silver Standard. “While we have taken a prudent approach to Pirquitas’ reserves, we have a great exploration team who are focused on finding more ounces. We also will continue advancing our combined Pitarrilla oxide and sulphide mining complex in Mexico.”

Third Quarter 2011 Summary
(All figures are in U.S. dollars unless otherwise noted)

  Reached 1 million man hours free of any loss time injuries at Pirquitas
  Net earnings of $21.8 million or $0.27 per share versus a loss last year
  Cash balance of $356 million or $639 million in cash and equity investments
  Completed Bowdens sale for $70 million, recording a $51 million gain
  Approved $25 million budget to advance the schedule and feasibility of the Pitarrilla complex

Subsequent to the quarter;

  Rebuilt the ball mill gearbox with all new internal parts
  Resumed production at Pirquitas, November 5, 2011
  Commenced spot sales of silver concentrate
  Completed a Pirquitas mineral resources and reserve estimate resulting in a reduction of ounces in both categories

Pirquitas Mine, Argentina

Table 1. Summary of Mine Operating Statistics

		Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010
Total Material Mined	Kt	4,185	4,483	4,172	4,360	3,920
Ore Processed	Kt	245	295	308	313	320
Silver Grade	g/t	250	261	233	267	283
Recoveries	%	82.9	80.0	73.6	76.3	66.3
Silver Produced	‘000 oz.	1,631	1,976	1,697	2,067	1,933
Direct Mining Cost(1)	US$/oz.	16.20	11.57	12.26	9.55	10.43
Total Cash Cost(1)	US$/oz.	20.60	22.06	23.23	16.06	16.95

(1) The Company changed its presentation of cash costs per ounce during the second quarter of 2011 in line with the newly endorsed production cost guidance provided by The Silver Institute. Direct mining cost per ounce and total cash cost per ounce are Non-GAAP measures discussed under non-GAAP financial performance measures contained in the Management Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2011 and year end December 31, 2010.

Mine Production

The Pirquitas mine produced 1.6 million ounces of silver during the third quarter of 2011 compared with 1.9 million ounces in the third quarter of 2010. The lower production in the current quarter, as compared to the second quarter of 2011, resulted from a 17-day ball mill shutdown in July 2011 and a further 7-day shutdown in September 2011 to refurbish the gearbox. In the period between these two shutdowns the plant was achieving design rates with daily average production of 26,000 ounces and recovery rates of 83%. The gearbox has been completely rebuilt with new parts and recommenced operating in early-November. This rebuild put the gearbox in near-new condition. Shipping of a replacement gearbox from Europe is also scheduled for November with arrival on site in January 2012.

The Company revised its production guidance to produce between 7.3 and 7.6 million ounces of silver in 2011 as a result of the three performance issues with the ball mill gearbox. Unanticipated plant downtime in October and November after the revised guidance was issued on September 24, 2011, means achieving the low end of production guidance will be a successful outcome in the Company’s view.

During the third quarter 245,127 tonnes of ore were processed at an average milling rate of 2,664 tonnes per day, compared to 295,004 tonnes at an average of 3,241 tonnes per day achieved in the second quarter of 2011 and 320,174 tonnes at an average milling rate of 3,480 tonnes per day in the third quarter of 2010. However, the average milling rate in the third quarter of 2011 per operating day was in excess of 3,600 tonnes per day.

The ore milled during the third quarter of 2011 contained average silver grade of 250 g/t and achieved average silver recovery of 83%, compared to a silver grade of 283 g/t and recovery of 66% in the third quarter of 2010. The strong silver recovery achieved during the third quarter of 2011 was due principally to consistent feed and continuous improvements to the crushing and flotation circuits.

The mine produced a total of 3.3 million pounds of zinc in the third quarter of 2011 compared to 2.8 million pounds in the second quarter of 2011.

Mine Operating Costs

Direct mining cost in the third quarter was $16.20 per ounce silver compared to $10.43 per ounce in the third quarter of 2010. Operating costs were higher in the third quarter as a result of additional repairs and maintenance costs associated with the refurbishment of the ball mill gearbox, and additional maintenance costs and external costs associated with the import restrictions that affected the ability to obtain quality spare parts. Operations were also impacted by import restrictions which were imposed by the Argentine government on all industries.

Total cash cost, which includes by-product credits, treatment and refining costs, royalties and production taxes, was $20.60 per ounce silver compared to $16.95 per ounce in the third quarter of 2010. Treatment and refining costs, as well as royalties and production taxes are all a function of sales prices and are recorded for the actual ounces sold during the quarter. The incremental per ounce impact of these costs in the third quarter of 2011 compared with the third quarter of 2010 is due to lower sales in the current quarter. Higher prices achieved on sales in the current quarter partially offset the volume impact compared to the third quarter of 2010.

Total production cost, which includes depreciation and amortization, was $24.55 per ounce in the third quarter of 2011 compared to $19.89 in the third quarter of 2010. The depreciation and amortization costs are largely fixed, and are higher on a per ounce basis in the current quarter due to lower production volumes.

Pirquitas Mineral Resources and Reserve Estimates

As part of the Company’s ongoing production-reserve reconciliation and mine planning, and to delineate the deposit in greater detail for the mine’s mineral resources and reserve estimates, the Company undertook a comprehensive drilling campaign between the fourth quarter of 2010 and September, 2011. Assay results from these drill-holes have been utilized by the Company’s Qualified Persons (QPs) to complete advanced modeling of the deposit’s current mineral resources and reserve. Model validation included detailed reconciliation with grade control and mine production data. The outcome of this modeling work is shown below in Tables 2 and 3.

Table 2. Pirquitas Mineral Resources Estimate, as of September 30, 2011
(Total Measured and Indicated Resources are Inclusive of Total Reserve)

Classification	Tonnage (Mt)	Silver Grade (g/t)	Zinc Grade (%)	Contained Silver (Moz)	Contained Zinc (Mlbs)
Measured	13.5	156.2	0.49	68.0	144.9
Indicated	16.3	142.3	0.91	74.6	328.4
Stockpiles (Indicated)	3.0	78.5	1.50	7.5	98.1
Total Measured and Indicated	32.8	142.2	0.79	150.1	571.4
Cortaderas Breccia Inferred	2.0	152.0	5.4	9.9	239.3
Cortaderas Valley Inferred	5.0	78.6	1.1	12.6	120.8
Total Inferred	7.0	98.4	2.3	22.5	360.1

Notes to Table 2:

1.	Dr. Warwick Board, Ph.D. (Geology), P.Geo., is the Qualified Person (QP) for the reported mineral resource estimate.
2.	All mineral resources have been classified in accordance with current CIM definition standards.
3.	The reported measured and indicated resources represent resources estimated to exist below the as-mined surface as of September 30, 2011.
4.

The multiple-indicator kriging (MIK) modeling methodology was employed for estimates of the Measured and Indicated Resources, whereas ordinary kriging was used to estimate the Cortaderas Breccia Resource and single-indicator kriging was utilized for the Cortaderas Valley Inferred Resource.

5.	A silver cut-off grade of 50 g/t Ag was used for all of the reported resource estimates.
6.

A capping grade of 1,600 g/t Ag was utilized for the Cortaderas Breccia mineral resource estimate, while capping grades of 235 g/t Ag and 10% Zn were used for the Cortaderas Valley mineral resource estimate. Due to the nature of the MIK modeling technique, no grade capping was required for the Measured and Indicated resource estimates for the mine.

7.

Detailed bulk density modeling, taking into account voids created by historical underground mining and differential rock densities, resulted in an average bulk density value of 2.60 tonnes per cubic meter for the resource estimates.

8.	Sums may not equal reported totals due to rounding.

Dr. Warwick Board, Ph.D. (Geology), P. Geo., the QP who completed the mineral resource estimates reported here has been employed by the Company as Senior Resource Geologist since August 2009, and before joining the Company was Principal Consultant with Snowden Mining Industry Consultants. The NI 43-101 Technical Report supporting these resource estimates will be filed on SEDAR within 45 days from the release date of this document.

Table 3. Pirquitas Mineral Reserve Estimate, as of September 30, 2011

Classification	Tonnage (Mt)	Silver Grade (g/t)	Zinc Grade (%)	Contained Silver (Moz)	Contained Zinc (Mlbs)
Proven	10.4	181.2	0.52	60.4	117.9
Probable	5.1	168.9	1.04	27.6	117.1
Reserve Stockpiles	1.2	129.2	1.03	5.0	27.6
Total Reserve	16.7	173.7	0.71	93.1	262.6

Notes to Table 3:

1.	R. Bruce Kennedy, BS (Mining Engineering), P. E. is the Qualified Person for the reported mineral reserve estimate.
2.	Trevor Yeomans, B.Sc. (Mineral Processing), P. Eng., is the Qualified Person who provided metallurgical parameters that were incorporated in the reserve estimates.
3.	All mineral reserves have been classified in accordance with current CIM definition standards.
4.

Reported mineral reserves were estimated using the Measured and Indicated resources shown in Table 2, excluding 1.2 Mt Indicated resource estimated for the Oploca Vein to contain approximately 8.2 Moz. silver. The estimated Oploca mineral resource lies just beyond the southern limits of the current pit design.

5.	Metal prices used in reserve estimates are $25.00 per ounce of silver and $2,403 per tonne of zinc.
6.	Mining costs are as per 2011 actual costs, with estimated productivity changes incorporated.
7.	Mill and general administrative costs were estimated on the basis of 2011 actual costs, incorporating projections to full and stable production.
8.

The mineral reserve is quoted within a pit design that utilizes geotechnical parameters proven from actual performance. The design was created using a geometry guideline from a Lerche-Grossman algorithm that maximizes the reserve cash flow.

9.	Average open-pit strip ratio of 4.89:1 total:ore was used.
10.	The cut-off grade was developed on a net smelter return (NSR) basis that uses a total operating cost of $35.52 per tonne of ore.
11.

Metallurgical recovery formulas were applied for silver and zinc concentrates that reflect increasing recovery with increasing head grade. Average metallurgical recovery for silver is 79.8 percent, and for zinc 42.9 percent.

R. Bruce Kennedy, BS (Mining Engineering), P.E. , the QP who has approved the estimated mineral reserve reported here, is the General Manager of the Pirquitas Mine, having joined the Company in March 2011. Mr. Kennedy has extensive mine management experience and prior to joining the Company was a senior mining consultant with SRK Consulting. A NI 43-101 Technical Report supporting the tabulated reserve estimates will be filed on SEDAR within 45 days from the date of this news release.

Significant factors affecting the new mineral resource and reserve estimates include the following:

  the determination that silver mineralization which exists between high-grade veins in the upper parts of the deposit becomes less prevalent and of uneconomic grade in the lower parts of the deposit;
  increases in operating cost per tonne of ore from $22.00 to $35.52, which include additional waste mining costs, general and country-specific inflation over three years and some incremental tailing storage costs.
  depletion of 18.6 million ounces of silver since the start of production in 2009 until September 30, 2011; understanding of processing and cost of production following mining through the pit to the sulphide ore which commenced in Q3 2010; and
  the decision to exclude at this time cost credits from the production of tin until an economically viable processing method has been designed and tested.

The 2008 Mineral Resources estimate and the 2011 Mineral Resources estimate have been reported on different bases. The former was reported on a silver-equivalent basis, including the economic benefit of tin. This mineral reserve estimate totaled 195.1 million ounces of silver and 550 million pounds of zinc contained as stated in a NI 43-101 Technical Report, dated September 29, 2008 and filed on SEDAR. The 2011 Mineral Resources estimate uses a 50 g/t silver only cut-off. The 2010 and 2011 drilling has enabled improvement in the Company’s interpretation of geological controls on the mineralization and the 2011 mineral resources model has been validated through reconciliation of grade control and mine production data.

The Company is focused on opportunities for cost reduction, pursuing the option of dry-stacking of tailings and is investigating processes for tin recovery which together are expected to bring resources back into reserves. Extensive ‘brownfield’ exploration is also being conducted on the property with encouraging results to date. In 2011, the Company’s exploration team identified two significant silver and zinc-bearing breccia bodies, one that is currently being mined from the open-pit and another that is located approximately 200 meters north of the pit in a resource area referred to as Cortaderas (see Table 2).

The Company’s exploration efforts will continue in the pursuit of delineating new mineral resources and reserve on the Pirquitas property. Metallurgical engineering work will also continue on the development and implementation of a process to recover the significant tin mineralization found in the Pirquitas ore.

Notwithstanding, the Company estimates that the noted changes to the mine’s mineral resources and reserve estimate, from 2012 onwards Pirquitas will continue operating for 6.5 years as an 8-10 million ounces per annum silver producer, with a further 2.5 years of production of approximately 3 million ounces of silver per annum coming from stockpiles. This mine life estimate is based on $25.00 per ounce silver and $2,403 per tonne of zinc and could be extended assuming the continuation of current market prices of approximately $35 per ounce silver.

Exploration Drilling Program

In addition to the comprehensive in-fill drilling program that was completed in 2011 in the area of the San Miguel open-pit, the Company diamond drilled 1,837 meters at an exploration target located just 200 meters north of the pit in the Cortaderas Valley. The main target at Cortaderas consists of a steeply plunging breccia body where the breccia matrix is composed of silver-bearing iron and zinc sulphide mineralization. To date, nine relatively closely spaced drill-holes have intersected the mineralized breccia body. The results from this drilling are encouraging, with intercepts from a select number of the boreholes being highlighted below in Table 4. Based on the drilling completed to date, Dr. Warwick Board, the Company’s Senior Resource Geologist and QP, has estimated an Inferred resource for the breccia of 2.0 million tonnes averaging 152 g/t silver and 5.4% zinc, for approximately 9.9 million ounces of contained silver, at a 50 g/t silver cut-off grade. Sulphide-rich, vein-hosted mineralization has been intersected by drill-holes in the vicinity of the above mentioned breccia body and is estimated to contain an additional 12.6 million ounces of silver in the Inferred resource category (refer to Table 2 for details).

Table 4. Select Drill-hole Intersections of the Cortaderas Breccia

Drill-Hole	From (m)	To (m)	Length² (m)	Ag (g/t)	Sn (%)	Zn (%)

DDH-099 ³	145.0	250.0	105.0	194.3	0.17	6.17
including	177.0	219.0	42.0	371.4	0.35	9.91
DDH-167 ¹	80.0	312.0	232.0	183.2	0.13	5.40
including	117.0	151.3	34.3	631.5	0.17	12.08
and including	198.0	234.0	36.0	386.1	0.30	9.02
DDH-214 ¹	156.0	374.0	218.0	477.3	0.38	7.97
including	218.0	276.0	58.0	1,007.7	0.39	12.83
and including	282.0	328.0	46.0	928.3	1.03	16.15
DDH-216 ¹	257.0	421.0	164.0	59.6	0.11	3.82
including	337.7	385.4	47.7	166.7	0.18	9.07
DDH-217 ¹	91.0	290.0	199.0	84.2	0.06	3.19
including	120.4	128.0	7.6	552.8	0.22	4.31

Notes to Table 4:

1.	Holes are oriented at shallow angles to inferred plunge orientation of mineralized breccia body.
2.	Intercepts are not true thicknesses. These are to be determined by follow-up drilling.

3.	Hole DDH-099 intersected the breccia body at a high angle and ended in mineralization.
4.

All samples were submitted to ALS Chemex for preparation and analysis at its facilities in Mendoza, Argentina. Samples were analyzed using a 4-acid digestion and ICP-AES finish for a suite of 35 elements. Additional tin analyses were performed using the XRF analytical technique. Samples containing greater than 200 ppm Ag and/or greater than 100,000 ppm Zn were re-analyzed using a 4- acid digestion with AAS finish for both elements.

5.

Silver Standard’s QA/QC protocol consists of the regular insertion of control standard and blank samples together with the analysis of field duplicate samples. Approximately 14% of all samples analyzed represent QA/QC samples.

6.	Dr. Warwick Board, Ph.D. (Geology), P.Geo., is the Senior Resource Geologist at Silver Standard Resources Inc. and is the QP who has verified the data presented in Table 4.

Financial Results

Our financial results are now reported under International Financial Reporting Standards (IFRS) and the 2010 comparative results have been restated to IFRS in the current period financial statements. Refer to Note 2 in the unaudited September 30, 2011 and March 31, 2011 financial statements for a detailed description of our accounting policies under IFRS and for disclosures and reconciliation of the impact of IFRS on previously reported results. See Notes 17 and 25 in the Financial Statements for the nine months ended September 30, 2011 and year ended December 31, 2010, respectively.

Mine Operations

During the third quarter 2011 the Company recorded total revenues from the Pirquitas mine of $26.2 million from the sale of 0.7 million ounces of silver at a realized price of $39.88 per ounce, and 3.9 million pounds of zinc at a realized price of $1.01 per pound excluding the impact of quarter end price adjustment. This is compared with the third quarter of 2010 which recorded revenues of $41.6 million from the sale of 2.3 million ounces of silver at a realized price of $19.43, and no zinc sales. The reduction in sales recognized is reflective of the volume of silver ounces sold, partially offset by the significant increase in the price of silver. Zinc pounds sold in the third quarter of 2011 contributed $2.8 million to total revenues.

Since the mine’s initial start-up silver concentrates have been sold pursuant to a sales contract to a single customer. The contract was terminated during the third quarter 2011 and as a result volumes of silver concentrate sold were significantly lower than prior quarters. Zinc concentrate sales were unaffected. Subsequent to the quarter individual spot sales have been completed, and the Company is continuing negotiations to establish long-term contracts with various counterparties.

Cost of sales for the third quarter 2011 was $14.7 million compared to $34.1 million in the third quarter of 2010. This resulted in income from mine operations of $11.5 million in the third quarter of 2011 compared to $7.4 million in the third quarter of 2010. The reduction in cost of sales is primarily due to the volume of product sold. Margins improved significantly, primarily as a result of higher silver prices.

On October 26, 2011 the Argentina government announced a decree that requires all funds from export sales to be repatriated to Argentina and converted into Argentina Pesos within the Sole Foreign Exchange Market in Argentina, and each transfer is subject to a 0.6% transfer tax.

Although the fiscal stability agreement also includes stability over foreign exchange controls the government has removed such benefits. The Company will comply with all laws and regulations, and is in the process of determining what impact this has on the business.

Net Earnings

Net income for the three months ended September 30, 2011 were $21.8 million ($0.27 per share) compared to a net loss of $10.4 million ($0.13 per share) in the third quarter of 2010.

Liquidity

At September 30, 2011, the Company held $355.9 million in cash and cash equivalents and $36.4 million in marketable securities compared to $232.3 million and $33.5 million respectively at December 31, 2010. The increase in cash for the nine months ended September 30, 2011 was the result of cash inflows from operations of $12.9 million, $19.2 million generated from financing activities, and $91.5 million from investing activities.

Selected Financial Data
(US$000’s, except per share amounts)

The Company is now reporting under International Financial Reporting Standards (“IFRS”) and the 2010 comparative results have been restated to IFRS in the current period financial statements. Refer to Note 2 in the unaudited September 30, 2011 financial statements for a detailed description of our accounting policies under IFRS and Note 17 for disclosures and reconciliation of the impact of IFRS on previously reported results.

This summary of selected financial data should be read in conjunction with the MD&A of the audited consolidated operating results and financial condition of the Company for the three and nine months ended September 30, 2011.

	Three Months	Three Months
	Ended September	Ended September
	30, 2011	30, 2010
Earnings from mine operations	11,492	7,426
Earnings from operations	3,066	1,066
Net earnings (loss) for the period	21,836	(10,407)
Basic earnings (loss) per share	0.27	(0.13)
Cash generated (used) in operating activities	(15,835)	4,918
Cash generated by financing activities	5,760	915
Cash generated by (used in) investing activities	(2,782)	(27,713)

Financial Position	September 30, 2011	Dec 31, 2010
Cash and cash equivalents	355,903	232,311
Current assets – total	508,455	342,054
Current liabilities – total	79,828	35,163
Working capital	428,627	306,891
Total assets	1,249,570	1,147,990

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Earnings (loss) from mine operations	55,189	(10,841)
Earnings (loss) from operations	29,702	(30,907)
Net earnings (loss) for the period	77,545	(23,169)
Basic earnings (loss) per share	0.97	(0.30)
Cash generated (used) in operating activities	12,903	(18,788)
Cash generated by financing activities	19,202	109,589
Cash generated by (used in) investing activities	91,487	(81,621)

Principal Projects

Pitarrilla, Mexico

A total of $2.7 million was spent during the quarter at the wholly-owned Pitarrilla project located in the state of Durango, Mexico compared to $9.8 million in the same quarter of the prior year.

On August 10, 2011 the Company committed a total of $25.0 million to accelerate the advancement of the Pitarrilla mining complex. A feasibility study is scheduled to be completed in the first half of 2012 and if approved, detailed design and construction will commence thereafter leading to production in approximately two years. The $25.0 million allows for the purchase of critical path process equipment and to date work has commenced on access roads, water wells, and constructing the workers’ camp. The Company also continues to build the management team, notably with the recruitment of a new general manager.

A campaign of diamond drilling was also conducted during the second and third quarters, with 83 boreholes and a total of 13,867 meters being drilled. This drilling program was designed to provide in-fill assay data for an enhanced estimate of the project’s ‘oxide’ silver resource as well as geotechnical and metallurgical information that will be used for mine design and optimization.

The Pitarrilla project currently comprises Probable mineral reserves of 91.7 million ounces of silver, Measured and Indicated resources of 551.6 million ounces of silver and Inferred resources of 82.2 million ounces of silver.

San Luis, Peru

A total of $1.3 million was spent during the quarter at the now wholly-owned San Luis project in Peru compared to $1.2 million in the same quarter of the prior year. On July 28, 2011, the Company completed the previously announced agreement, and acquired the remaining 30% interest in the San Luis project from the Company’s former joint venture partner, Esperanza Resources Corp. (“Esperanza”). Under the terms of the agreement, the Company paid $17.9 million in cash, transferred to Esperanza the 6.459 million shares of Esperanza that the Company owned, and granted to Esperanza a 1% net smelter return royalty on future revenues earned from the project.

Long-term land access negotiations advanced with two local communities and work also continued on completing the required Environmental Impact Study (“EIS”). The completion of the land access agreements and the EIS will enable a construction decision to be made, which is expected to happen during 2012.

During the quarter mineral prospecting on the property resulted in the discovery of a set of northwesterly trending quartz veins which were tested for their precious metal content with the collection of 265 rock-chip samples. Assay results for these samples indicate sections of these veins are significantly mineralized with gold and require further assessment by diamond drilling.

The San Luis project comprises Proven and Probable mineral reserves of 7.2 million ounces of silver and 0.29 million ounces of gold. These reserves are 100% attributable to the Company as of July 28, 2011, following its consolidation of ownership.

Nazas, Mexico

A total of $1.6 million was spent during the quarter at the Company’s Nazas project, compared to $0.2 million during the same quarter of the prior year.

Nazas, which until recently comprised three contiguous mineral properties covering approximately 236 square kilometers, is centered about 16 kilometers east of the Pitarrilla project and covers an extensive system of gold- and silver-bearing quartz veins and related hydrothermal alteration. Several of these vein targets have now been tested, with approximately 4,187 meters being drilled in the third quarter for a total of 12,587 meters coming from 22 boreholes.

Subsequent to the quarter end, the Company elected not to continue its option to purchase the Navidad claim group at the center of the Nazas project area due to the fact that assay results from boreholes drilled on the claims were insufficiently positive to justify the costs to maintain the option to purchase agreement with the owner of the claims. Notwithstanding our decision on the Navidad property, the geological information provided by this year’s drilling campaign will be utilized in the planning of future drilling on the other two Nazas properties which are wholly owned by the Company. Our goal at Nazas continues to be the discovery of precious metal-rich polymetallic mineralization.

Diablillos, Argentina

A total of $0.7 million was spent during the quarter at the Company’s wholly-owned Diablillos project (which is located 275 kilometers south of the Pirquitas mine in northwestern Argentina) compared to $0.7 million in the same quarter of the prior year.

Expenditures for the quarter include administrative, property taxes and camp maintenance costs. Fieldwork in the quarter mainly comprised rock sampling to identify satellite zones of near-surface oxidized gold mineralization that would complement the resources defined in the main Oculto silver-gold deposit. A number of prospects were identified for follow-up mechanized trenching and additional sampling, and depending on the results of this work which will be completed in the fourth quarter, several of these targets are expected to be drilled next year with shallow boreholes.

The Oculto deposit at the Diablillos project has a Indicated mineral resource that contains 77.1 million ounces of silver and 0.64 million ounces of gold, with additional Inferred resources containing 6.3 million ounces of silver and 0.19 million ounces of gold.

San Agustin, Mexico

A total of $0.2 million was spent during the quarter at the Company’s wholly-owned San Agustin project located in Durango State, Mexico compared to the $0.5 million spent in the same quarter of the prior year. Most of the third quarter expenditure was incurred as property holding costs and other administrative expenses.

Advanced negotiations were conducted during the quarter with three parties that control the property surface rights. Once land access agreements are in place, a 5,000 meter-long diamond drilling program will be initiated, likely in the first quarter of 2012. The objective of the drilling program will be to expand the near-surface oxidized gold resource. In addition to the proposed program of in-fill drilling, detailed metallurgical studies will also be undertaken and will focus on gold recovery characteristics of the oxide gold mineralization.

The San Agustin project currently comprises an Indicated mineral resource of 47.8 million ounces of silver and 1.59 million ounces of gold, along with an Inferred resource of 36.9 million ounces of silver and 1.06 million ounces of gold.

Management’s Discussion & Analysis and Conference Call

This news release should be read in conjunction with Silver Standard’s third quarter 2011 Financial Statements and Management’s Discussion and Analysis filed with Canadian securities regulators available at www.sedar.com, with United States Securities Regulators available at www.sec.gov, and the company’s web site at www.silverstandard.com.

  Conference Call and Webcast: Thursday, November 10, 2011, at 11:00 p.m. Eastern Time.
Toll-free in North America:	(888) 429-4600
All other callers:	(970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm
  The call will be archived and available at www.silverstandard.com after November 11, 2011. Audio replay will be available for one week by calling:
Toll-free in North America:	(855) 859-2056, replay conference ID 20937226
All other callers:	(404) 537-3406, replay conference ID 20937226

For further information contact:

Ian Chadsey
Director Investor Relations
N.A. toll-free: (888) 338-0046
Telephone: (604) 484-8216
E-Mail: invest@silverstandard.com

Cautionary Statements on Forward Looking Information:

The news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward looking statements”) related to the Company and its operations, and in particular, the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. Statements concerning mineral resources and reserve estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the property is developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. These forward looking statements relate to, among other things: future production of silver and other metals; future cash costs per ounce of silver; the price of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our San Luis and Pitarrilla projects and other development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at our Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects including: future sales of the metals, concentrates or other products produced by the Company; and the Company’s plans and expectations for its properties and operations

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas Mine; uncertainty of development or production at our mineral exploration properties; risks and uncertainties associated with new mining operations, including start-up delays and operational issues; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the mineral resources and reserve estimates and related assumptions and the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; our history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserve; changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties and the surface rights thereon; our ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of our directors’ and officers’ involvement with other natural resource companies; our ability to attract and retain qualified management to grow our business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; our ability to maintain adequate internal control over financial reporting; our ability to monetize the full value of our interest in Pretium Resources and those factors identified under the heading “Risk Factors” in the Company’s most recent Form 20-F and Annual Information Form filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.